Exhibit 99.1

NLS Pharmaceutics and Kadimastem Announce Binding Term Sheet to Merge

The proposed transaction will create a Nasdaq-traded, biotechnology company with product candidates in advanced stages of clinical development and focused on advancing Kadimastem’s allogeneic cell therapy platform

Each of Kadimastem and NLS Pharmaceutics has received commitments of support for the transaction from shareholders representing more than 40% of their respective outstanding shares

Zurich, Switzerland and Ness Ziona, Israel- [July 29, 2024] - NLS Pharmaceutics Ltd. (NASDAQ: NLSP) (“NLS”), a biopharmaceutical company. and Kadimastem Ltd (“KDST.TA”, “Kadimastem”), a clinical-stage cell therapy company developing and manufacturing “off-the-shelf” allogeneic cell products for the treatment of neurodegenerative diseases and potential cure of diabetes, announced today that they have entered into a binding term sheet for a transaction under which Kadimastem is anticipated to become a wholly owned subsidiary of NLS, and Kadimastem’s shareholders will acquire an 85% interest in NLS (the “Transaction”). Upon completion of the Transaction, which is subject to, among other things, approval by NLS and Kadimastem stockholders, the combined company is expected to operate under the name Kadimastem and be traded on the Nasdaq Capital Market. Under the proposed terms, existing Kadimastem shareholders will hold 85% of the issued and outstanding shares of the merged company and the existing shareholders of NLS will hold the remaining 15% of the issued and outstanding shares of NLS.

About the Proposed Transaction

The proposed Transaction will be affected through a reverse triangular structure in which Kadimastem will become a wholly owned subsidiary of NLS. In consideration, NLS will issue its shares to the Kadimastem shareholders who, after completing the Transaction, will hold 85% of the issued and outstanding shares of NLS, and the existing shareholders of NLS will hold the remaining 15% of NLS.

The Transaction is subject to approval by Nasdaq and is structured so that NLS will remain an SEC reporting company whose shares are listed on the Nasdaq Capital Market. All but one of the NLS officers and directors is expected to resign from their positions at NLS.

Following the Transaction, the parties expect to continue developing NLS’s promising, first-in class Dual Orexin Agonist platform (“DOXA”) within the merged company. The remaining NLS assets are expected to be divested subject to a contingent value rights (“CVR”) agreement, the proceeds of which will be distributed entirely to the current shareholders of NLS.

At the closing of the Transaction, Kadimastem will be required to have $3.5 million of cash on hand and NLS will be required to have $0.6 million of cash on hand.

The binding term sheet has been approved by the boards of directors of both companies. The definitive agreement will include customary closing conditions, including certain regulatory approvals, and approval from the shareholders of both NLS and Kadimastem Each of Kadimastem and NLS has received commitments of support for the Transaction from shareholders representing more than 40% of its outstanding shares.

In addition, as a condition to the consummation of the Transaction, the liabilities of NLS to its vendors and insiders will be settled and removed from its balance sheet.

The definitive agreement is expected to be executed in September 2024. The Transaction is expected to close before December 31, 2024.

‟We are pleased to be working together with Kadimastem as our pipelines hold significant synergies, especially in the area of diabetes which is often associated with sleep-wake dysregulation manifesting as insomnia, excessive daytime sleepiness and altered sleep architecture,″ said Alex Zwyer, Chief Executive Officer of NLS. ‟The merger with Kadimastem reflects the continued commitment of our management team and board of directors to deliver long-term value to our stockholders. In particular, NLS shareholders will have the opportunity to benefit from the equity of the merged company and, through the contingent value rights agreement, from the value of our legacy assets, including Mazindol.″

Professor Michel Revel, Kadimastem’s CSO said, "I'm thrilled about this merger, and believe the combined company presents a great opportunity to enhance our portfolio and product candidates. In the past, I had the privilege of working on a medicine for multiple sclerosis, Rebif®, taking it from the lab to the market and transforming it into a blockbuster product. Similarly, I see tremendous potential here to develop our AstroRx® product candidate for ALS patients, as well as advancing our diabetes product IsletRx. Together with the assets from NLS. The completion of the Transaction is expected to promote and expand the development of Kadimastem's groundbreaking technological platform."

Ronen Twito, Kadimastem's Executive Chairman and President, commented, "The merger with NLS will enhance our visibility to the market as a Nasdaq listed company and strengthen our portfolio with the addition of DOXA. Moreover, as previously reported, our AstroRx® product candidate for Amyotrophic Lateral Sclerosis, also known as ALS, treatment received FDA approval for a Phase IIa multi-site clinical trial in the U.S. In addition, our joint development of a diabetes product with iTolerance, a U.S.-based company, proceeding towards pre-Investigational New Drug submission to the FDA. We believe that the exposure of the merged company to the U.S. capital markets will enable us to develop the company’s clinical assets and increase shareholder value.”

About Kadimastem

Kadimastem is a clinical stage cell therapy company whose shares are listed on the Tel Aviv Stock Exchange “KDST.TA”. Kadimastem is developing "off-the-shelf", allogeneic, proprietary cell products based on its technology platform for the expansion and differentiation of Human Embryonic Stem Cells (hESCs) into functional cells. AstroRx®, Kadimastem‘s lead product, is an astrocyte cell therapy in clinical development for the treatment for ALS and in pre-clinical studies for other neurodegenerative indications

IsletRx is Kadimastem‘s treatment for diabetes. IsletRx is comprised of functional pancreatic islet cells producing and releasing insulin and glucagon. IsletRx is intended to treat and potentially cure patients with insulin-dependent diabetes.

Kadimastem was founded by Professor Michel Revel, CSO of Kadimastem, who is Professor Emeritus of Molecular Genetics at the Weizmann Institute of Science. Professor Revel received the Israel Prize for the invention and development of Rebif®, a multiple sclerosis drug sold worldwide.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists. NLS is focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates. For more information, please visit www.nlspharma.com.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the expected execution of a definitive agreement, and the expected timing of the execution of the definitive agreement and closing of the Transaction, the expected structure of the Transaction, the potential benefits of NLS’ and Kadimastem’s products and product candidates, the positive effects observed by Kadimastem’s compounds, the potential development of additional compounds and that the new product candidates are expected to further enhance the understanding and treatment of neurodegenerative processes. These forward-looking statements and their implications are based on the current expectations of the management of NLS and Kadimastem, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements; changes in technology and market requirements; either or both companies may encounter delays or obstacles in launching and/or successfully completing their clinical trials; the companies’ products may not be approved by regulatory agencies; their technologies may not be validated as they progress and their methods may not be accepted by the scientific community; either of both of the companies may be unable to retain or attract key employees whose knowledge is essential to the development of their products; unforeseen scientific difficulties may develop with the products being advanced by the companies; their products may wind up being more expensive than anticipated; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; the companies’ patents may not be sufficient; their products may harm recipients; changes in legislation may adversely impact either or both of the companies; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of candidate products to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, neither Kadimastem nor NLS undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (SEC), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

Kadimastem Contact:

Sarah Bazak

Business Operations Manager

s.bazak@kadimastem.com

NLS Contact:

Investor Relations Contact
InvestorRelations@nls-pharma.com
www.nlspharma.com

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